Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Three months
						ended
	Years ended December 31,					March 31,
	2001	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	($75,178)	($124,350)	($107,395)	$41,565	($95,456)	(21,193)
Fixed charges	3,888	13,685	14,108	14,060	13,687	3,412
Amortization of capitalized interest	—	—	33	78	78	19
Interest capitalized	—	(222)	(276)	—	—	—

Adjusted earnings	($71,290)	($110,887)	($93,530)	$55,703	($81,691)	($17,762)

Fixed charges:
Interest expense	$2,657	$11,859	$11,932	$12,175	$12,046	$3,011
Interest capitalized	—	222	276	—	—	—
Assumed interest component of rental charges	1,231	1,604	1,900	1,885	1,641	401

Total fixed charges	$3,888	$13,685	$14,108	$14,060	$13,687	$3,412

Ratio of earnings to fixed charges	(A )	(A )	(A )	3.96	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2001, 2002, 2003, and 2005, and for the three months ended March 31, 2006, the ratio coverage was less than 1:1. To achieve a coverage ration of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

					Three months
					ended
	Years ended December 31,				March 31,
	2001	2002	2003	2005	2006
Coverage deficiency	$75,178	$124,572	$107,638	$95,378	$21,174